Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Tel: 212.859.8000 Fax: 212.859.4000 www.friedfrank.com
July 15, 2014

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Mercury New Holdco, Inc.
Registration Statement on Form S-4
Amended July 3, 2014
File No. 333-195850

Dear Mr. Spirgel:

Set forth below is the response of Mercury New Holdco, Inc. (“New Holdco”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2014 (the “Comment Letter”), with respect to Amendment No. 2 to New Holdco’s Registration Statement on Form S-4 as amended on July 3, 2014, File No. 333-195850 (the “Registration Statement”). Each response below has been prepared and is being provided by New Holdco, which has authorized Fried, Frank, Harris, Shriver & Jacobson LLP to respond to the Staff’s comments on its behalf.

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2 to the Registration Statement unless indicated otherwise.

1.

We note your disclosure which states in part that “The merger agreement may be terminated at any time prior to the consummation of the transaction by Media General … if actions to obtain the approval or consent of the regulatory authorities, together with changes to the FCC’s rules occurring after the date of the merger agreement, would reasonably be expected to result in the LIN television stations losing annual broadcast cash flow in excess of $5 million.” In this regard, we note that the pro forma financial statements included in the Form S-4 give effect to the acquisition of all of the television stations of Lin Media. Tell us:

New York ● Washington ● London ● Paris ● Frankfurt ● Hong Kong ● Shanghai

Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Fried, Frank, Harris, Shriver & Jacobson LLP

July 15, 2014

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how you considered in your presentation of the pro forma financial statements the fact that due to regulatory approval, you will or may be required to divest certain Media General and LIN television stations;

•	whether the divestiture of the LIN television stations will occur prior or subsequent to the acquisition of Lin Media;

•	whether you believe that it is probable that in order to obtain regulatory approval, certain LIN television stations will be required to be divested;

•	whether you have identified the LIN television stations to be divested, and

•	how the purchase price of Lin Media will be affected.

Response:

New Holdco has disclosed the markets which may be impacted in multiple places including pages 19, 27, and 143 of the Registration Statement. Media General and LIN both own television stations in the Birmingham, AL; Green Bay, WI; Mobile, AL; Providence, RI; and Savannah, GA markets. Although no divesture for any specific market is currently a requirement, as current rules of the FCC have previously been applied, New Holdco will be asked to divest either a Media General or a LIN television station in each of these markets in order to obtain regulatory approval for the transaction. Additionally, there is potential under current rules of the FCC that a divestiture of one of LIN’s two television stations in the Albuquerque, NM market may be required. Divestiture of stations does not necessarily require a sale; swapping a station is an acceptable – and a preferable means to us – to clearing a potential conflict. We have engaged a third-party broker to assist in swapping or otherwise divesting stations we believe the DOJ or FCC may find objectionable based on our analysis of the current rules and past transactions. Assuming divestiture is required, it is management’s objective to swap stations such that the total revenue and broadcast cash flow after the swap transactions are similar to total revenue and broadcast cash flow prior to any swap. There can be no guarantee this objective will be realized. The determination of which stations would be divested and the form of each divestiture (i.e., a swap or a cash sale) will be made based on interest of potential counterparties and the potential terms of transactions that are available. It is likely, however, that the divestitures will occur through multiple transactions with several different counterparties. Accordingly, LIN and Media General have conducted and continue to be engaged in conversations with various counterparties regarding potential transactions. No agreement has been reached with any entity for any sale, swap, or other divestiture of any of the LIN or Media General stations, and as such, no final determination has been made as to which stations will be divested in any market or as to the terms of any such divestitures.

In light of the uncertainty as to the identity of the stations to be divested and the form (i.e., a direct or indirect swap or a cash sale), terms and timing of each divestiture, LIN and Media General are unable to, and have not, reflected the regulatory divestitures of television stations in the pro forma financial statements in the Registration Statement. This fact has been disclosed in the notes to the pro forma financial statements. Furthermore to clarify for the reader, we intend to add disclosure to pages 10 and 103 of the Registration Statement, under the heading “Regulatory Approvals”, similar to what follows:

Fried, Frank, Harris, Shriver & Jacobson LLP

July 15, 2014

Media General and LIN both own television stations in the Birmingham, AL; Green Bay, WI; Mobile, AL; Providence, RI; and Savannah, GA markets. Regulatory authorities will require us to divest stations in these markets.  LIN also owns two television stations in the Albuquerque, NM market that are currently “top-four” stations in this market based on ratings. Regulatory authorities may require LIN to divest one of the stations in this market and may further require us to divest assets in other markets, or to accept other restrictions or conditions with respect to the operation of television stations in such markets, in order to obtain the approval or consent of such regulatory authorities for the transaction. We may replace, in whole or in part, the divested revenues and cash flow in these markets by agreeing to swap one or more stations owned by Media General and/or LIN with one or more stations owned by other broadcast companies. Any such swaps may be consummated directly with the counterparty or may be structured in multiple transactions and qualify as “like-kind exchanges” under Section 1031 of the Code. We may also divest one or more stations in these markets by selling such stations for cash, the proceeds from which likely would be used for general corporate purposes, including reducing indebtedness. Media General and LIN have not yet determined which stations in these markets will be divested, and whether such stations will be swapped or sold for cash.

Once the Registration Statement is effective, and in the event that any divestitures are significant under Item 2.01 of Form 8-K, pro forma financial information giving effect to the divestitures will be filed on Form 8-K when the divestitures occur. The following addresses the specific bullet points raised in the Staff’s comment:

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how you considered in your presentation of the pro forma financial statements the fact that due to regulatory approval, you will or may be required to divest certain Media General and LIN television stations

Media General and LIN have considered the S-X Article 11 requirements in its presentation of the pro forma financial statements. More specifically we considered S-X 11-02(b)(6) which requires that adjustments be included when they are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. Based on the discussion above, we do believe that certain divestures would be directly related to the transaction. However we do not believe the second and third criteria are met given uncertainty as to the identity, the method (sale or swap), the timing (before, after, concurrent, contingent), and the amounts (sales price, swap with or without boot) of the stations to be divested. In our analysis we noted that if one or more stations are swapped for other stations largely replacing the revenue and/or cash flow, then it is not clear that such swap transactions would have a material continuing impact on the combined company. Additionally, as no divestiture transactions have been signed with any party for any particular terms, it is not clear that any assumptions would be factually supportable at this time.

Fried, Frank, Harris, Shriver & Jacobson LLP

July 15, 2014

•	whether the divestiture of the LIN television stations will occur prior or subsequent to the acquisition of Lin Media

The divestiture could be LIN stations or it could be Media General stations or more likely a combination thereof. Furthermore, as these divestitures are likely to occur in multiple transactions (that are also subject to regulatory approval) the timing could be before, after, or concurrent with the LIN transaction.

•	whether you believe that it is probable that in order to obtain regulatory approval, certain LIN television stations will be required to be divested

We do believe it probable that DOJ and/or FCC approval will require divestiture of stations but not necessarily of a LIN television station. The actual stations to be divested are expected to be within the discretion of Media General and LIN.

•	whether you have identified the LIN television stations to be divested

We have disclosed on pages 19, 27, and 143 the affected markets. However, as previously stated, the stations could come from either Media General or LIN. Since no transactions have been consummated, specific stations are not named.

•	how the purchase price of Lin Media will be affected.

The purchase price is unaffected by divestitures. Although Media General has a right (but not an obligation) to terminate the transaction in certain circumstances, the Merger Agreement does not provide for any adjustment of the purchase price.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (212) 859-8763 or Abigail Bomba at (212) 859-8622.

Sincerely,

/s/ Philip Richter

Philip Richter

cc: Via E-mail James Woodward (Media General) Andrew Carington (Media General) Timothy Mulvaney (Media General) Abigail Bomba (Fried Frank) Denise Parent (LIN Media) Richard Schmaeling (LIN Media)	Glenn West (Weil, Gotshal & Manges) James R. Griffin (Weil, Gotshal & Manges) Kathryn Jacobson (SEC) Ivette Leon (SEC) Paul Fischer (SEC) Celeste Murphy (SEC)